1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ✓            Form 40-F

( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No  ✓

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                    )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: June 13, 2008	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer

News Release

SPIL Shareholders Approved NT$ 4.6 Dividend,

including NT$ 4.5 Cash Dividend and NT$ 0.1 Stock Dividend

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: June 13, 2008

Taichung, Taiwan, June 13, 2008–Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held a shareholders’ meeting, at which the shareholders approved the proposal for distribution 2007 profits.

The major conclusions of this shareholders’ meeting are as follows:

1.	Shareholders approved the 2007 Business Report. Net sales for 2007 were NT$ 64,622 million, and net income was NT$ 17,489 million with diluted EPS of NT$ 5.77 per share.

2.	Shareholders approved a proposal for distribution of 2007 profits:

(1)	A dividend of NT$ 4.6 per share will be distributed to the common shareholders, including a cash dividend of NT$ 4.5 per share and a stock dividend of NT$ 0.1 per share.

(2)	Employees’ bonuses will be distributed in both cash and stock, including NT$ 1,100 million distributed in cash and NT$ 471 million distributed in stock.

(3)	After the distribution, SPIL’s total outstanding shares will increase by approximately 77.9 million shares.

3.	Shareholders approved to elect 9 Directors and 3 Supervisors. The 9 Directors elected are Bough Lin, Chi-Wen Tsai, Wen-Lung Lin, Yen-Chun Chang, Wen-Jung Lin, Hsiu-Li Liu, Ing-Dar Liu, Jing-Shan Aur, Jerome Tsai (Representative of Pei-Sheng Cultural Educational Foundation). The 3 Supervisors elected are Wen-Lung Cheng, Fu-Mei Tang, Teresa Wang (Representative of Siliconware Investment Company).

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)( TSE:2325,NASDAQ:SPIL) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

SPIL Spokesperson

Mr. Byron Chiang, Special Assistant of Chairman Office.

Tel: 886-3-5795678#3671

E-mail: byronc@spil.com.tw

For further information, please contact IR dept.

Ms. Janet Chen

Tel: 886-3-5795678#3675

Fax: 886-3-5795798

E-mail: janet@spil.com.tw